DOORBOX CORPORATION
A Nevada Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2021 and 2020

DOORBOX CORPORATION

Years Ended December 31, 2021 and 2020

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Managers and Shareholders of
DoorBox Corporation
Reno, NV

We have reviewed the accompanying financial statements of DoorBox Corporation ("the Company") (a Nevada corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses since inception, has negative operating cash flows and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of DoorBox Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
June 27, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

DOORBOX CORPORATION
BALANCE SHEETS

December 31, 2021 and 2020

Assets

	2021	2020
Current assets		
Cash and cash equivalents	**$ 87,731**	$ 89,088
Reserve receivable - Amazon	**-**	1,877
Inventory, net	**58,158**	128,182
Prepaid expenses	**25,000**	-
Total current assets	**$ 170,889**	$ 219,147

Liabilities and Shareholder's Equity (Deficit)

	2021	2020
Current liabilities		
Accounts payable and accrued expenses	**$ 594**	$ -
Loans from related parties	**65,579**	148,579
SAFE liabilities	**350,000**	200,000
Total liabilities	**416,173**	348,579
Shareholder's Equity		
Common stock (par value $.0001, 1,000,000 shares issued and outstanding)	**100**	100
Accumulated deficit	**(245,384)**	(129,532)
Total shareholder's equity	**(245,284)**	**(129,432)**
Total liabilities and shareholder's equity	**$ 170,889**	$ 219,147

See independent accountants' review report and accompanying notes to the financial statements.

DOORBOX CORPORATION
STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020

	2021		2020	
Revenue				
Product sales	**$**	**83,929**	$	75,231
Total revenue		**83,929**		75,231
Cost of goods sold				
Product costs		**68,880**		28,448
Platform selling fees		**35,555**		46,685
Total cost of goods sold		**104,435**		**75,133**
Gross profit (loss)		**(20,506)**		**98**
Operating expenses				
Advertising & marketing		**5,898**		14,487
Wages and consulting		**26,891**		27,970
Professional fees		**18,608**		6,021
Rental expenses		**8,861**		12,782
Sales, general & administrative		**35,088**		68,270
Total operating expenses		95,346		129,530
Operating income (loss)		(115,852)		(129,432)
Net loss before income taxes		**(115,852)**		**(129,432)**
Provision for income taxes		**-**		-
Net income (loss)	**$**	**(115,852)**	$	(129,432)

See independent accountants' review report and accompanying notes to the financial statements.

DOORBOX CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)

Years Ended December 31, 2021 and 2020

	Common Stock ($.0001 par)	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2019	$ 100	$ -	$ (100)	$ (100)
Net (loss)	-	-	(129,432)	$ (129,432)
Balance, December 31, 2020	100	-	(129,532)	$ (129,532)
Net (loss)	-	-	(115,852)	$ (115,852)
Balance, December 31, 2021	$ 100	$ -	$ (245,384)	$ (245,384)

See independent accountants' review report and accompanying notes to the financial statements.

DOORBOX CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020

	2021		2020	
Cash flows from operating activities				
Net loss	**$**	**(115,852)**	$	(129,432)
Adjustments to reconcile net income to net cash				
provided by (used in) operating activities:				
Compensation issued for add'l SAFEs		**-**		15,000
Inventory impairment		**37,098**		-
(Increase) decrease in assets:				
Inventory		**32,926**		(128,182)
Receivables		**1,877**		(1,877)
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		**594**		-
Loans from related parties		**(83,000)**		148,579
Net cash provided by (used in) operating activities		**(126,357)**		(95,912)
Cash flows from financing activities				
Proceeds from SAFEs		**125,000**		185,000
Net cash provided by (used in) financing activities		**125,000**		185,000
Net increase (decrease) in cash and cash equivalents		**(1,357)**		89,088
Cash and cash equivalents at beginning of year		**89,088**		-
Cash and cash equivalents at end of year	**$**	**87,731**	$	89,088
Supplemental Disclosure				
Interest paid	**$**	**-**	$	-
Taxes paid	**$**	**-**	$	-
Supplemental Noncash Transactions				
Prepaid expenses paid by SAFE issuances	**$**	**25,000**	$	-

See independent accountants' review report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of DoorBox Corporation ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

DoorBox Corporation was incorporated on September 7, 2017 under the laws of the State of Nevada, and is headquartered in Reno, NV. The Company has the rights to patented products designed to assist in the storage and security of packages and parcels delivered to residential and commercial consumers, of which it began its principal operations during the year ended December 31, 2020.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible. No accounts receivable exists for the Company, thus no evaluation determined necessary as of December 31, 2020 or December 31, 2021.

Reserve receivable

Receivables from the Amazon consist primarily of amounts held back for potential future refunds and are typically delivered to the Company within 30 days. All amounts outstanding as of December 31, 2020 were collected in the following period.

Inventory and cost of goods sold

Inventory is valued at the lower of cost or net realizable value and includes direct material costs, third-party manufacturing costs, and costs of acquiring products. As of December 31, 2021 and 2020, the Company had total inventory on-hand of $58,158 and $128,182, respectively. Total raw materials at December 31, 2021 were $49,796 and total finished goods were $8,362. The Company's costs of sales include direct costs associated with the Company's sales activity plus selling fees and advertising expenses associated with the Amazon platform. During the year ended December 31, 2021, the Company also recorded an inventory adjustment of $37,098 due to lower net realizable value and rework costs.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $5,898 and $14,487 for the years ended December 31, 2021 and 2020, respectively. The Company also had $25,000 of prepaid advertising costs that are expected to be utilized during FY22 in connection with its future Reg CF offering campaign.

Warranty costs

The Company offers a limited warranty for design defects or manufacturing issues. During the year ended December 31, 2021, the Company recognized approximately $1,200 in warranty costs, included in general and administrative costs.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue is recognized when the items are shipped to customers. Revenue is presented net of returns and discounts. As of December 31, 2021 and 2020, revenue consists entirely of the net sales of its single product.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $245,000 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise

additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship products, and its ability to generate positive operational cash flow.

Although the Company intends to conduct an offering under Regulation Crowdfund during the year ended December 31, 2022 and the Company's CEO has verbal agreements to provide operating capital on an as-needed basis, management has determined, based on its recent history and its liquidity issues that there is no guarantee that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – SAFE Liabilities & Related Party Transactions

During 2020, the Company entered into SAFE agreements (Simple Agreements for Future Equity) with five individual investors, two of whom are related parties, for an aggregate total of $200,000. The agreements provide that, in exchange for the aggregate contribution of up to $200,000 in cash or services, the investors contribution amounts will be automatically converted to equity, subject to specific formulas in the agreements at a post-money valuation cap of $4,500,000 and a 25% discount. The agreements also stipulate that the investors are to be paid back any contributed amounts upon the occurrence of a liquidity or dissolution event. As a result, the entire balance is classified as a liability on the balance sheet as of December 31, 2020. The two related party investors contributed $5,000 each in cash and $7,500 each in services, recognized as compensation costs during the year ended December 31, 2020.

During 2021, the Company entered into SAFE agreements (Simple Agreements for Future Equity) with two additional individual investors for an aggregate total of $150,000. The agreements provide that, in exchange for the aggregate contribution of up to $150,000 in cash, the investors contribution amounts will be automatically converted to equity, subject to specific formulas in the agreements at a post-money valuation cap of $4,500,000 and a 25% discount. The agreements also stipulate that the investors are to be paid back any contributed amounts upon the occurrence of a liquidity or dissolution event. As a result, the entire balance is classified as a liability on the balance sheet as of December 31, 2021.

During the year ended December 31, 2020, the Company also received loans from its CEO (or entities controlled by the Company's CEO) totaling $148,579. Of this amount, an aggregate net $83,000 was repaid during the year ended December 31, 2021. These operational advances are considered due on demand and bear no interest.

The majority of the Company's wages and consulting expenses in the amounts of $26,891 and $27,970 as of December 31, 2021 and 2020 were paid to related parties, including members of the immediate family of the Company's CEO.

Note 4 – Equity

The Company has authorized one million (1,000,000) common shares, par value $.0001. Common shares are entitled to a single vote for each share held.

At inception, the Company issued all one million shares to the Company's CEO and sole shareholder . No additional shares have been issued or authorized through December 31, 2021.

Note 5 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of California.

The Company currently has a tax net operating loss of approximately $245,000 for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $50,000 and the valuation allowance is $50,000 which nets to a deferred tax asset of $0 as of December 31, 2021. The deferred tax asset and valuation allowance as of December 31, 2020 was approximately $27,000 representing a change of 23,000 on the allowance from 2020 to 2021.

Note 5 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession or economic downturn, logistics and supply chain issues, labor shortages, inflationary risks, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 6 – Subsequent Events

Management has evaluated subsequent events through June 27, 2022, which is the date these financial statements were available to be issued, identifying the following events for disclosure:

During January 2022, the Company received a $50,000 investment in the form of a SAFE agreement, in which the SAFE will automatically convert to 3.5% of the Company’s outstanding capitalization upon an equity financing or liquidity event. In addition, the same investor received a warrant to purchase an aggregate 1/10th (10%) of the Company’s shares for an aggregate exercise price of $1,000,000.